CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
February 17, 2009
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

ASX/Nasdaq Media Release	17 February 2009
Pharmaxis Builds Senior Management Team
Pharmaceutical company Pharmaxis (ASX:PXS, Nasdaq:PXSL) today announced that it had appointed Dr Howard Fox to its senior management team in the position of Chief Medical Officer. Dr Fox will assume responsibility for regulatory affairs, pharmacovigilance and medical affairs. Clinical Operations will continue to report to the Medical Director, Dr Brett Charlton.
Dr Fox has more than 15 years experience in the international pharmaceutical industry, the last ten of which has been in respiratory product development. He was most recently with Novartis as a Global Brand Medical Director and previously held the positions of Senior Clinical Research Physician and Principle Medical Expert for Novartis.
Dr Alan Robertson, Pharmaxis Chief Executive Officer said: “The appointment of Howard Fox provides the international regulatory and pharmacovigilance experience necessary for Pharmaxis to bring Bronchitol successfully and rapidly to the market and we are very much looking forward to his contribution.”
Dr Fox who has just relocated from the United Kingdom will be based at the company’s head office in Sydney.
-ends-
SOURCE: Pharmaxis Ltd, Sydney, Australia
CONTACT: Alan Robertson — Chief Executive Officer
Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au
RELEASED THROUGH:
Australia:
Felicity Moffatt, phone +61 418 677 701 or email felicity.moffatt@pharmaxis.com.au
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com
Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: February 17, 2009	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer